Exhibit 99.2

NANO DIMENSION LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

You are cordially invited to attend an Annual General Meeting (the “Meeting”) of the shareholders of Nano Dimension Ltd. (the “Company”) which will be held at the offices of the Company at 2 Ilan Ramon, Ness Ziona 7403635, Israel (the “Company’s Registered Address”), on December 6, 2024, at 2:00 p.m., Israel time.

The Meeting is being called for the following purposes:

1.	To approve the re-appointment Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, as the Company’s independent auditor firm until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors to determine their compensation until the next annual general meeting of shareholders;

2.	To approve the re-election of Mr. Yoav Stern and 4-star General (ret.) Michael X. Garrett to serve on the Company’s Board of Directors as Class I directors for a three-year term until the Company’s 2027 annual general meeting of shareholders;

3.	To approve an annual cash retainer and equity-based compensation for all of the Company’s non-executive directors, and to approve an amendment of the Company’s compensation policy accordingly; and

4.	To approve the compensation terms of the Company’s Chief Executive Officer, Mr. Yoav Stern.

In addition to the foregoing proposals, at the Meeting, the audited consolidated financial statements of the Company for the year ended December 31, 2023 and the Company’s annual report for the year 2023 will be presented for discussion and consideration by the Company’s shareholders.

Board Recommendation

The Company’s Board of Directors (the “Board of Directors”or “Board”) unanimously recommends that you vote in favor of all proposals, which are described in the attached proxy statement (the “Proxy Statement”).

Record Date

Shareholders of record at the close of business on October 22, 2024 (the “Record Date”) are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting (as detailed below).

Required Vote and Voting Procedures

Approval of each of Proposals No. 1 and 2 described hereinafter requires the affirmative vote of the shareholders of the Company, present at the Meeting, in person or by proxy, and holding ordinary shares, par value NIS 5.00 each, of the Company (the “Ordinary Shares”) amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposal.

Approval of each of Proposals No. 3 and 4 described hereinafter is subject to the fulfillment of the aforementioned voting requirements and also one of the following additional voting requirements: (i) the majority of the shares that are voted at the Meeting in favor of such Proposal, excluding abstentions, include a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the Proposal; or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such Proposal does not exceed 2% of the total voting rights in the Company.

How You Can Vote

Holders of American Depository Shares

A form of proxy for use at the Meeting is attached to the Proxy Statement, and a voting instruction form, together with a return envelope, will be sent to holders of American Depositary Shares representing the Ordinary Shares (“ADSs”). ADS holders should vote by the date set forth on their voting instruction form. Online and telephone voting will be possible at any time before December 1, 2024 at 11:59 p.m. EST. You can also execute and mail your voting instruction form in the pre-paid envelope provided, but should be received before December 2, 2024 at 12:00 p.m. EST.

Holders of Ordinary Shares

Shareholders holding Ordinary Shares may (i) deliver a properly executed proxy in the attached form to the Company no later than 11:59 p.m., EST on December 1, 2024, to the Company’s Registered Address, Attention: Mr. Dotan Bar-Natan, the Company’s General Counsel, including a certificate of ownership that complies with the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at a General Meeting), 5760 – 2000, as amended, as proof of ownership of the shares on the Record Date; (ii) vote their shares in person at the Meeting by presenting a certificate of ownership that complies with the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at a General Meeting), 5760 – 2000, as amended, as proof of ownership of their shares on the Record Date, or (iii) send such certificate of ownership along with a duly executed proxy and include a copy of their identity card, passport or certification of incorporation, as the case may be, to the Company’s Registered Address, Attention: Mr. Dotan Bar-Natan, the Company’s General Counsel, not less than 48 hours prior to the Meeting.

Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” each proposed resolution to be presented at the Meeting for which the Board of Directors recommends a “FOR.”

In addition, shareholders of record (other than the Bank of New York Mellon) can surrender their shares with the Bank of New York Mellon in order to convert such shares to ADSs and vote as a holder of ADSs with the Bank of New York Mellon, provided such shareholders of record complete such conversion and registration of said shares to ADSs with the Bank of New York Mellon prior to the Record Date.

Revocation of proxies

Shareholders and/or holders of ADSs may revoke a proxy in one of the following ways: (i) by written notice of revocation delivered to the Company’s Registered Address (in the case of holders of Ordinary Shares) or with the Bank of New York Mellon (in the case of holders of ADSs), at any time before the time of the Meeting; (ii) by written notice of revocation of the proxy or voting instruction form (“VIF”) delivered at the Meeting to the chair of the Meeting; (iii) by signing and returning a proxy card to the Company (in case of holders of Ordinary Shares) or VIF with the Bank of New York Mellon (in the case of holders of ADSs) with a later date and time, provided that the later proxy or VIF is received by the Company or Bank of New York Mellon (as the case may be), no later than 11:59 p.m. EST on December 1, 2024; or (iv) by attending and voting in person at the Meeting. Attendance at the Meeting will not by itself constitute revocation of a proxy.

You may also request a copy of the materials relating to our Meeting, including this Proxy Statement and form of proxy for the Meeting, by contacting Mr. Dotan Bar-Natan, the Company’s General Counsel, e-mail address: dotan.bar-natan@nano-di.com.

If you have any questions regarding how to vote your shares, please call Innisfree M&A Incorporated, our proxy solicitor at (877) 717-3923 (in the United States and Canada) or +1 (412) 232-3561 (all other countries).

Sincerely,

Dr. Yoav Nissan-Cohen, Chairman of the Board of Directors

October 16, 2024